Exhibit 12.1

Whole Foods Market, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratio data)

	Sept. 25,	Sept. 26,	Sept. 27,	Sept. 28,	Sept. 30,
	2011	2010	2009	2008	2007
Earnings:
Income before income taxes	$551,712	$411,781	$250,942	$206,519	$304,567

Rent expense	321,559	303,528	281,903	257,465	200,999
	x 1/3	x 1/3	x 1/3	x 1/3	x 1/3
One-third of rent expense	107,186	101,176	93,968	85,822	67,000
Interest expense	3,882	33,048	36,856	36,416	4,208
Fixed charges to add to earnings	111,068	134,224	130,824	122,238	71,208
Total available earnings	$662,780	$546,005	$381,766	$328,757	$375,775

Fixed Charges:
Interest expense	$3,882	$33,048	$36,856	$36,416	$4,208
Capitalized interest	2,575	3,755	5,171	6,028	882
Total interest	6,457	36,803	42,027	42,444	5,090
One-third of rent expense	107,186	101,176	93,968	85,822	67,000
Preferred share dividends	—	5,478	28,050	—	—
Total fixed charges	$113,643	$143,457	$164,045	$128,266	$72,090

Ratio of earnings to fixed charges	5.83x	3.81x	2.33x	2.56x	5.21x